UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number  001-33254
Issuer:    HealthShares™, Inc.        Exchange:   New York Stock Exchange, Inc.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Address:    420 Lexington Avenue, Suite 2550, New York New York 10170

Telephone number:   (212) 986-7900
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Shares of Beneficial Interest, $0.0001 par value per share (See Schedule A)
            (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)
☐ 17 CFR 240.12d2-2(a)(2)
☐ 17 CFR 240.12d2-2(a)(3)
☐ 17 CFR 240.12d2-2(a)(4)
☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. [1]

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements for the Securities Exchange Act of 1934, NEW YORK STOCK EXCHANGE INC certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

October 24, 2007 Date	By /s/ Anthony Dudzinski Name	Vice President Title
[1] Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Schedule A

HealthShares™ Asian Health Exchange-Traded Fund
HealthShares™ Autoimmune-Inflammation Exchange-Traded Fund
HealthShares™ Cancer Exchange-Traded Fund
HealthShares™ Cardio Devices Exchange-Traded Fund
HealthShares™ Cardiology Exchange-Traded Fund
HealthShares™ Dermatology and Wound Care Exchange-Traded Fund
HealthShares™ Diagnostics Exchange-Traded Fund
HealthShares™ Emerging Cancer Exchange-Traded Fund
HealthShares™ Enabling Technologies Exchange-Traded Fund
HealthShares™ European Drugs Exchange-Traded Fund
HealthShares™ European Medical Products and Devices Exchange-Traded Fund
HealthShares™ GI/Gender Health Exchange-Traded Fund
HealthShares™ Infectious Disease Exchange-Traded Fund
HealthShares™ Metabolic-Endocrine Disorders Exchange-Traded Fund
HealthShares™ Neuroscience Exchange-Traded Fund
HealthShares™ Ophthalmology Exchange-Traded Fund
HealthShares™ Orthopedic Repair Exchange-Traded Fund
HealthShares™ Patient Care Services Exchange-Traded Fund
HealthShares™ Respiratory/Pulmonary Exchange-Traded Fund
HealthShares™ Composite Exchange-Traded Fund